SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Meta Materials Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

59134N104

(CUSIP Number)

Georgios Palikaras

1 Research Drive

Dartmouth, Nova Scotia, Canada B2Y 4M9

(902) 482-5729

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Thomas E. Hornish

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real San Diego, CA 92130

(858) 350-2392

June 28, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59134N104

1	NAMES OF REPORTING PERSON Georgios Palikaras
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,433,349(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,433,349(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,433,349(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 59134N104

1	NAMES OF REPORTING PERSON Nadine Geddes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,433,349(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,433,349(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,433,349(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4 (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 59134N104

1	NAMES OF REPORTING PERSON Lamda Guard Technologies Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,982,397(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,982,397(3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,982,397(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Consists of 2,650,992 shares of Common Stock directly owned by Georgios Palikaras, 3,307,775 shares of Common Stock directly owned by Mr. Palikaras’ spouse, Nadine Geddes, 22,982,397 shares of Common Stock directly owned by Lamda Guard Technologies Ltd. (“Lamda Guard”), 1,627,709 shares of Common Stock that Mr. Palikaras has the right to acquire from the Company within 60 days of June 28, 2021 pursuant to the exercise of options, 71,032 shares of Common Stock that Ms. Geddes has the right to acquire from the Company within 60 days of June 28, 2021 pursuant to the exercise of options, 1,461,240 shares of Common Stock that Mr. Palikaras has the right to acquire from the Company within 60 days of June 28, 2021 pursuant to the redemption of DSUs, 324,720 shares of Common Stock that Ms. Geddes has the right to acquire from the Company within 60 days of June 28, 2021 pursuant to the redemption of DSUs, and 7,485 shares of Common Stock that Mr. Palikaras has the right to acquire from the Company within 60 days of June 28, 2021 pursuant to the exercise of warrants. Mr. Palikaras and Ms. Geddes share voting and dispositive power over the shares held by Lamda Guard, and Mr. Palikaras is a director of Lamda Guard. Mr. Palikaras and Ms. Geddes disclaim beneficial ownership of the shares of Common Stock held by Lamda Guard except to the extent of their respective pecuniary interests..

(2)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by Mr. Palikaras and Ms. Geddes by (b) the sum of (i) 279,782,854 shares of Common Stock outstanding as of June 28, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 13, 2021, and (ii) 3,492,184 shares of Common Stock that Mr. Palikaras and Ms. Geddes have the right to acquire from the Company within 60 days of June 28, 2021 pursuant to the exercise of options, the redemption of DSUs or the exercise of warrants. The aggregate number of shares of Common Stock beneficially owned by Mr. Palikaras and Ms. Geddes as set forth in clauses “(a)” and “(b)” of this footnote are treated as outstanding shares of Common Stock only for the purpose of computing the percentage ownership of Mr. Palikaras.

(3)	Consists of 22,982,397 shares of Common Stock directly owned by Lamda Guard.
(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by Lamda Guard by (b) 279,782,854 shares of Common Stock outstanding as of June 28, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 13, 2021.

Item 1. Security and Issuer.

This Schedule relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Meta Materials Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1 Research Drive, Dartmouth, Nova Scotia, Canada B2Y 4M9. The Issuer’s Common Stock is listed on the Nasdaq Global Market under the symbol “MMAT”.

Item 2. Identity and Background.

(a), (f)

This Schedule 13D is being filed jointly by:

(i) Georgios Palikaras, a natural person and citizen of Canada;

(ii) Nadine Geddes, a natural person and citizen of Canada; and

(iii) Lamda Guard Technologies Ltd., a corporation organized under the laws of the province of Nova Scotia (“Lamda Guard”).

The persons and entity listed in items (i) through (iii) above are each referred to herein as the “Reporting Person.”

Each of Mr. Palikaras and Ms. Geddes is a director of Lamda Guard.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

(b)	The address for the principal business and principal office, as applicable, of each of Mr.Palikaras, Ms. Geddes and Lamda Guard is 1 Research Drive, Dartmouth, Nova Scotia, Canada B2Y 4M9.
(c)

The principal business of Mr. Palikaras is serving as President, Chief Executive Officer and Director of the Issuer. The principal business of Ms. Geddes is serving as director of operations. The principal business of Lamda Guard is investment.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 14, 2020, Meta Materials Inc. (formerly known as Torchlight Energy Resources, Inc.) (the “Issuer”) and its subsidiaries, Metamaterial Exchangeco Inc. (formerly named 2798832 Ontario Inc., “Canco”) and 2798831 Ontario Inc. (“Callco”), both Ontario corporations, entered into an Arrangement Agreement (as amended, the “Arrangement Agreement”) with Metamaterial Inc., an Ontario corporation headquartered in Nova Scotia, Canada (“Meta” and, together with the Company, Callco and Canco, the “Parties”), to acquire all of the outstanding common shares of Meta by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario), on and subject to the terms and conditions of the Arrangement Agreement. All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to the Arrangement

Agreement. On February 3, 2021, the Parties agreed to amend the Arrangement Agreement pursuant to an Amendment to Arrangement Agreement (the “First Amendment”) as disclosed on the Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on February 4, 2021, on March 11, 2021, the Parties agreed to further amend the Arrangement Agreement pursuant to a Second Amendment to Arrangement Agreement (the “Second Amendment”) as disclosed on the Form 8-K filed by the Company with the SEC on March 15, 2021, on March 31, 2021, the Parties agreed to further amend the Arrangement Agreement pursuant to a Third Amendment to Arrangement Agreement (the “Third Amendment”) as disclosed on the Form 8-K filed by the Company with the SEC on April 1, 2021, on April 15, 2021, the Parties agreed to further amend the Arrangement Agreement pursuant to a Fourth Amendment to Arrangement Agreement (the “Fourth Amendment”) as disclosed on the Form 8-K filed by the Company with the SEC on April 15, 2021, on May 2, 2021, the Parties agreed to further amend the Arrangement Agreement pursuant to a Fifth Amendment to Arrangement Agreement (the “Fifth Amendment”) as disclosed on the Form 8-K filed by the Company with the SEC on May 4, 2021, and on June 18, 2021, the Parties agreed to further amend the Arrangement Agreement pursuant to a Sixth Amendment to Arrangement Agreement (the “Sixth Amendment” and, together with the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment and the Fifth Amendment, the “Arrangement Amendments”) as disclosed on the Form 8-K filed by the Company with the SEC on June 21, 2021. On June 28, 2021, following the satisfaction of the closing conditions set forth in the Arrangement Agreement, the Arrangement was completed.

On June 28, 2021, the Company completed the Arrangement pursuant to the terms of the Arrangement Agreement. Under the terms of the Arrangement Agreement, at the effective time of the Arrangement (the “Effective Time”), each common share of Meta (each a “Meta Share”), that was issued and outstanding immediately prior to the Effective Time was converted into the right to receive 1.845 (the “Exchange Ratio”) newly issued shares of common stock, par value $0.001 per share of the Company (“Company Common Stock”) or shares of Canco, which are exchangeable for shares of Company Common Stock (“Exchangeable Shares”), at the election of each former Meta stockholder. In addition, upon completion of the Arrangement, (i) each outstanding option to purchase Meta Shares (each, a “Meta Option”) was exchanged for an option, on the same terms and conditions applicable to such Meta Option immediately prior to the Effective Time, to purchase a specified number of shares of Company Common Stock with an adjusted exercise price, each calculated pursuant to the terms of the Arrangement Agreement; (ii) each outstanding deferred stock unit award of Meta (each, a “Meta DSU”) became an award to acquire a number of shares of Company Common Stock equal to (a) the number of Meta Shares issuable pursuant to the Meta DSUs immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio (rounded down to the nearest whole number); and (iii) each outstanding warrant to purchase Meta Shares (each, a “Meta Warrant”) became exercisable to purchase a specified number of shares of Company Common Stock with an adjusted exercise price, each calculated pursuant to the terms of the Arrangement Agreement.

The foregoing description of the Arrangement Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is attached as Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on December 14, 2020, as amended by the Arrangement Amendments.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Pursuant to the terms of the Arrangement Agreement, (i) Mr. Palikaras tendered 1,436,852 Meta Shares, options to purchase 1,682,227 Meta Shares, DSUs redeemable for 792,000 Meta Shares and warrants to purchase 4,057 Meta Shares in exchange for 2,650,992 shares of Company Common Stock, options to purchase 3,103,709 shares of Company Common Stock, DSUs redeemable for 1,461,240 shares of Company Common Stock and warrants to purchase 7,485 shares of Company Common Stock, respectively; (ii) Ms. Geddes tendered 1,792,832 Meta Shares, options to purchase 84,749 Meta Shares, and DSUs redeemable for 176,000 Meta Shares in exchange for 3,307,775 shares of Company Common Stock, options to purchase 156,362 shares of Company Common Stock, and DSUs redeemable for 324,720 shares of Company Common Stock, respectively; and (iii) Lamda Guard tendered 12,456,584 Meta Shares in exchange for 22,982,397 shares of Company Common Stock. Although Mr. Palikaras and Ms. Geddes tendered all of the options listed in (i) and (ii) above, only the portion of such options that are exercisable within 60 days of June 28, 2021 are included in the determination of shares beneficially held.

Mr. Palikaras serves as President, Chief Executive Officer and Director of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person may, from time to time, purchase, or have vest, additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Mr. Palikaras and Ms. Geddes each beneficially own an aggregate of 32,433,349 shares of Common Stock, or 11.4% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on a total of (i) 279,782,854 shares of the Issuer’s Common Stock outstanding as of June 28, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 13, 2021, and (ii) 3,492,184 shares of the Issuer’s Common Stock that Mr. Palikaras and Ms. Geddes have the right to acquire from the Company within 60 days of June 28, 2021 pursuant to the exercise of options, the redemption of DSUs or the exercise of warrants.

As of the date of this Schedule 13D, Lamda Guard beneficially owns an aggregate of 22,982,397 shares of Common Stock, or 8.2% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on a total of 279,782,854 shares of Common Stock outstanding as of June 28, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 13, 2021.

(b) Mr. Palikaras and Ms. Geddes have shared voting and dispositive power with respect to 2,650,992 shares of Common Stock directly owned by Georgios Palikaras, 3,307,775 shares of Common Stock directly owned by Mr. Palikaras’ spouse, Nadine Geddes, 22,982,397 shares of Common Stock directly owned by Lamda Guard Technologies Ltd. (“Lamda Guard”), 1,627,709 shares of Common Stock that Mr. Palikaras has the right to acquire from the Company within 60 days of June 28, 2021 pursuant to the exercise of options, 71,032 shares of Common Stock that Ms. Geddes has the right to acquire from the Company within 60 days of June 28, 2021 pursuant to the exercise of options, 1,461,240 shares of Common Stock that Mr. Palikaras has the right to acquire from the Company within 60 days of June 28, 2021 pursuant to the redemption of DSUs, 324,720 shares of Common Stock that Ms. Geddes has the right to acquire from the Company within 60 days of June 28, 2021 pursuant to the redemption of DSUs, and 7,483 shares of Common Stock that Mr. Palikaras has the right to acquire from the Company within 60 days of June 28, 2021 pursuant to the exercise of warrants. Mr. Palikaras, Ms. Geddes and share voting and dispositive power over the shares held by Lamda Guard and Mr. Palikaras is a director of Lamda Guard. Mr. Palikaras and Ms. Geddes disclaim beneficial ownership of the shares of Common Stock held by Lamda Guard except to the extent of their respective pecuniary interests.

Lamda Guard has sole voting and dispositive power with respect to 22,982,397 shares of Common Stock directly owned by Lamda Guard.

(c) Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of October 4, 2021, by and among George Palikaras, Nadine Geddes and Lamda Guard Technologies Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2021

Georgios Palikaras

By:	/s/ Georgios Palikaras
Name:	Georgios Palikaras
Nadine Geddes

By:	/s/ Nadine Geddes
Name:	Nadine Geddes
Lamda Guard Technologies Ltd.

By:	/s/ George Palikaras
Name: Its:	George Palikaras Director